(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: January 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PROSOFT LEARNING CORPORATION
Full Name of Registrant

Former Name if Applicable

410 N. 44th Street, Suite 600
Address of Principal Executive Office (Street and Number)

Phoenix, AZ 85008
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Benscoter	(602)	794-4103
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PROSOFT LEARNING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3-17-2006	By	/s/ Tom D. Benscoter, CFO
TOM D. BENSCOTER, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Part III. Narrative.

The Registrant’s Quarterly Report on Form 10-QSB could not be timely filed because all of the information required to complete the preparation and review of the financial statements is not yet available.

Part IV (3) Other Information

The Registrant’s results of operations for the fiscal quarter ended January 31, 2006 compared with the same period for the last fiscal year may be significantly impacted by the Registrant’s review of the carrying amount of goodwill. The Registrant is currently in the process of analyzing the carrying amount of goodwill due to the current period operating and cash flow losses, combined with a history of operating and cash flow losses and the currently existing event of default on the Registrant’s secured convertible notes. The Registrant has not yet completed its review of the carrying amount of goodwill and is unable to quantify the amount of an impairment charge, if any. The Registrant expects to complete its review of the carrying amount of goodwill prior to March 24, 2006, the extended deadline for filing its Quarterly Report on Form 10-QSB. The Registrant’s total goodwill, net of prior amortization, is $6.745 million.

Unaudited results for the fiscal quarter ended January 31, 2006 reflected total revenues of $1.564 million compared to $1.755 million for the comparable quarter in fiscal 2005. For the six month period ended January 31, 2006, revenues were $3.091 million, compared to $3.612 million for the six month period ended January 31, 2005. Excluding the write-off of goodwill, if any, resulting from the review of the carrying value of goodwill, the Company expects to report a net loss of $416 thousand for the quarter ended January 31, 2006, compared to a net loss of $1.179 million for the comparable quarter in the previous fiscal year. Excluding any potential write-off of goodwill, for the six month period ended January 31, 2006, the Company expects to report a net loss of $875 thousand, compared to a net loss of $1.515 million for the six month period ended January 31, 2005.